[GRAPHIC OMITTED] ACERGY

NEWS RELEASE

              ACERGY S.A. ORDER $180 MILLION DIVING SUPPORT VESSEL

London, England - July 9, 2007 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY) announced today signing an agreement with Havila Shipping for a new build diving support vessel for Northern Europe operations which will join the Acergy fleet in 2010.

This new state-of-the-art vessel is specifically designed for efficient diving operations in the harshest environments. It will be 120 metres overall with a 23 metre beam and will be fitted with a 250 tonne crane and have accommodation for 120 people. The vessel will have high transit speed, an ice class hull, Class 3 dynamic positioning and be in compliance with the most demanding maritime and environmental regulations worldwide. The 24-man, twin bell saturation diving system will be certified for Norwegian regulations and will utilise the latest technology. The design will reflect Acergy's 30 years experience of diving operations in harsh environments.

The vessel will be owned 50/50 by Acergy and Havila and will be operated by Acergy for a firm period of ten years. Acergy will have options to purchase or extend the charter. A unique feature that Havila have to offer at a time of high shipyard activity, is the ability to both design and build the vessel within their own associated companies.

Bruno Chabas, Chief Operating Officer, said "The addition of this new diving vessel continues our fleet rejuvenation programme and adds an industry leading asset to our operations in Northern Europe and Canada. This key asset will assist us in winning challenging SURF projects and enable us to undertake pipeline tie-in, hyperbaric welding and inspection, repair and maintenance work from a vessel which will differentiate Acergy from its competitors in terms of safety, efficiency and productivity."

********************************************************************************
Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
********************************************************************************

CONTACT:
Julian Thomson/ Karen Menzel
Acergy S.A.
+44 207 290 1743 / 1744
julian.thomson@acergy-group.com / karen.menzel@acergy-group.com www.acergy-group.com

If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com